LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle No., Suite 220

Temecula, Californaia92590

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

 Admitted in California

December 27, 2005

Via Edgar and Overnight Courier

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Attention:   Mr. John Reynolds, Assistant Director

RE:

Homassist Corporation

Registration Statement on Form SB-2/A.4

File Number: 333-124405

Dear Mr. Reynolds:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 4 to Homassist Corporation’s registration statement on Form SB-2/A.

Below are the comments from your comment letter regarding Homassist Corporation’s Form SB-2 filing, each followed by Homassist Corporation’s responses thereto.

Item 4. Use of Proceeds

Comment

1.

Please revise the second paragraph to update and make the disclosure consistent with the disclosure on page 21, in the “Plan of Operation”-“Expenditures” section.

Response

Homassist has revised the paragraph referenced by this comment and the disclosure on page 21 to be consistent.

Comment

2.

Disclose the amount of offering expenses paid as of the most recent practicable date.

Response

Homassist has updated the amount of offering expenses paid as of December 15, 2005 to $9,000, leaving a balance of $8,000 in estimated offering expenses to be paid.

Comment

3.

State your current cash balance as of the most recent practicable date and discuss how you plan to pay the remaining offering expenses.  Update similar disclosure on page 21.

Response

Homassist has updated its current cash balance as of December 15, 2005 to $13,438. Since this amount exceeds the estimated remaining offering expenses, Homassist intends to use its current cash to pay its remaining offering expenses.

Plan of Distribution, page 10

Comment

1.

Please reconcile the termination date for the company in this section with the disclosure on the cover page.

Response

Homassist has reconciled the dates referenced by this comment to be April 30, 2006.

Financial Statements

Comment

2.

Please provide updated interim financial statements as required by Item 310(g) of Regulation S-B.

Response

Updated interim unaudited financial statements to October 31, 2005 have been included with this Amendment No. 4.

We are hopeful that the Amendment No.4 has sufficiently and adequately responded to the Staff’s comments and that upon completion of your review of this Amendment No. 4, we will be able to work towards an effective date for the registration statement.

Sincerely,

/s/ W. Scott Lawler, Esq.

W. Scott Lawler, Esq.